WISDOMTREE RULES-BASED METHODOLOGY

WISDOMTREE GLOBAL DIVIDEND INDEXES AND WISDOMTREE GLOBAL EX-U.S.

DIVIDEND INDEX

Last Updated August 2015

WISDOMTREE RULES-BASED METHODOLOGY

1.	Overview and Description of Methodology Guide for Global Dividend Indexes and Global ex-U.S. Dividend Index

The WisdomTree Global Dividend Indexes, presently consisting of the Global Dividend Index (“WTGDI”), the Global ex-U.S. Dividend Index, the Global High Dividend Index, (“WTGHD”), the Asia Pacific ex-Japan Index, the Global Natural Resources Index, the Commodity Country Equity Index, the Global ex-U.S. Real Estate Index and the Global ex-U.S. Utilities Index, were developed by WisdomTree Investments, Inc. (“WTI”) to measure the performance of dividend-paying stocks in the global markets.

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The Global Dividend Index comprises companies included in the WisdomTree Dividend Index, which measures the performance of dividend paying companies in the United States; and the WisdomTree Global ex-U.S. Dividend Index, which measures the performance of dividend-paying companies in developed and emerging markets outside the U.S.

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The Global High Dividend Index comprises high dividend yielding stocks from the WisdomTree Global Dividend Index. In addition to being a member of this Index, companies must also have a market capitalization of at least $2 billion as of the Screening Date (defined below) to be eligible for the WTGHD. The resulting universe of companies after the market cap screen is applied is ranked by dividend yield and the top 30% of companies, ranked by highest dividend yield, are selected as additions to the Global High Dividend Index. To be deleted from the index, companies must rank outside of the top 35% by dividend yield.

•	The WisdomTree Asia Pacific ex-Japan Index comprises dividend paying companies included in the WisdomTree Global Dividend Index by selecting three hundred largest companies by market capitalization.

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The WisdomTree Global Natural Resources Index comprises dividend- paying companies included in the WisdomTree Global Dividend Index by selecting one hundred largest companies that operate in global natural resources industries and is weighted by dividend yields.

•	The WisdomTree Commodity Country Equity Index comprises dividend paying companies included in the WisdomTree Global Dividend Index where exports are largely from commodities.

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The WisdomTree Global ex-U.S. Real Estate Index comprises dividend-paying companies included in the WisdomTree Global ex-U.S. Dividend Index that are classified by WTI as being a part of the Global Real Estate sector.

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The WisdomTree Global ex-U.S. Utilities Index is comprised of dividend-paying companies from the WisdomTree Global ex-U.S. Dividend Index by selecting one hundred largest companies ranked by market capitalization and is weighted by dividend yields.

Each Index is reconstituted annually, at which time each component’s weight is adjusted to reflect its dividend-weighting in the Index. Dividend weighting is defined as each component’s cash dividends paid in the prior annual cycle divided by the sum of the cash dividends paid by all the components in the Index over the same period. This quotient is the percentage weight assigned to each component in the Index at the annual reconstitution. Each of the Indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices.

2.	Key Features

2.1.	Membership Criteria

To be included in a WisdomTree Global Dividend Index, companies must be included in one of the following WisdomTree indexes:

1) The WisdomTree Dividend Index: (United States)

2) The WisdomTree Global ex-U.S. Dividend Index: (Developed World, outside the U.S., and Emerging Markets)

The selection methodologies for these indexes are listed below.

a.	WisdomTree Dividend Index:

To be eligible for inclusion in the Domestic Dividend Indexes, a company must list its shares on the New York Stock Exchange (NYSE), or the NASDAQ Global Select Market or the NASDAQ Global Market (together, the “three major exchanges”), be incorporated and headquartered in the United States and pay regular cash dividends on shares of its common stock. Companies need to have a market capitalization of at least $100 million by the “Screening Date” (the duration of time after the close of trading on the last trading day in November) and shares of such companies need to have had an average daily dollar volume of at least $100,000 for three months preceding the

Screening Date). Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs) and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.1

b.	WisdomTree Global ex-U.S. Dividend Index:

In the developed world, component companies must be covered by WisdomTree’s independent index calculation agent and must list their shares on one of the major stock exchanges in Europe (i.e., Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, or the United Kingdom), the Tokyo Stock Exchange, or on the major stock exchanges in Australia, Israel, New Zealand, Hong Kong, Singapore or Canada. Companies must be incorporated in Europe, Israel, Japan, Australia, New Zealand, Hong Kong, Singapore or Canada and have paid at least $5 million in gross cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution. Companies must have a market capitalization of at least $100 million on the “Screening Date” (the duration of time after the close of trading on the last trading day in September) and shares of such companies must have had an average daily dollar volume of at least $100,000 for three months preceding the Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Companies that are not incorporated in Europe, Israel, Japan, Australia, New Zealand, Hong Kong, Singapore and Canada are excluded. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the Screening Date.

In the developing world, component companies must be covered by WisdomTree’s independent index calculation agent and must have their shares listed on a stock exchange in one of the following countries: Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, or Turkey. Securities must be incorporated in one of these

[1]	Mortgage REITs are not eligible for inclusion in the WisdomTree Domestic and International Dividend Indexes.

Emerging Market Countries and have paid at least $5 million in gross cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Local exchange shares are included in the index for all countries with the exception of Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Securities need to have a market capitalization of at least $200 million on the “Screening Date” (the duration of time after the close of trading on the last trading day in September) and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia but no other country. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the Screening Date.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors) as determined by Standard & Poor’s and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. S&P determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, S&P then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

WisdomTree Global High Dividend Index

•	The Global High Dividend Index comprises high dividend yielding stocks from the WisdomTree Global Dividend Index. In addition to being a member of this Index, companies must also have a market capitalization of at least $2 billion as of the Screening Date (defined below) to be eligible for the WTGHD. The resulting universe of companies after the market cap screen is applied is ranked by dividend yield and the top 30% of companies, ranked by highest dividend yield, are selected as additions to the Global High Dividend Index. To be deleted from the index, companies must rank outside of the top 35% by dividend yield.

WisdomTree Asia Pacific ex-Japan Index

The WisdomTree Asia Pacific ex-Japan Index is derived from the WisdomTree Global Dividend Index by selecting the three hundred largest companies by market capitalization that are incorporated in the following countries: Australia, China, Hong Kong, India, Indonesia, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan and Thailand. Companies are weighted in the Index based on annual cash dividends paid.

WisdomTree Global Natural Resources Index

The WisdomTree Global Natural Resources Index is derived from the WisdomTree Global Dividend Index by selecting one hundred largest companies that operate in global natural resources industries (primarily energy and materials stocks). The Index includes companies from the following sub-industries: Integrated Oil & Gas, Oil & Gas Exploration & Production, Diversified Metals & Mining, Coal & Consumable Fuels, Fertilizers & Agricultural Chemicals, Iron Ore Miners, Precious Metals & Minerals, Agricultural Products, Oil & Gas Drilling and Oil & Gas Equipment & Services. A maximum of 20 companies ranked by market capitalization are selected from each sub-industry for inclusion. Companies are weighted in the Index based on dividend yields.

WisdomTree Commodity Country Equity Index

The WisdomTree Commodity Country Equity Index is derived from the WisdomTree Global Dividend Index and consists of dividend-paying companies from countries where exports are largely from commodities. The Index is dividend weighted and is comprised of the twenty largest dividend payers from the following eight commodity exporting countries: Australia, Brazil, Canada, Chile, New Zealand, Norway, South Africa and Russia. Each country receives equal weight in the index and company weights within the country allocations are weighted in the Index based on annual cash dividends paid.

WisdomTree Global ex-U.S. Real Estate Index

The WisdomTree Global ex-U.S. Real Estate Index is derived from the WisdomTree Global ex-U.S. Dividend Index and measures the performance of dividend-paying companies from the developed and emerging markets outside of the United States that are classified by WisdomTree Investments as being part of the “Global Real Estate’ sector. The Index is comprised of companies with market capitalization greater than $1 billion and is weighted based on regular cash dividends paid. The Index includes the following types of companies: real estate operating companies, real estate development companies and diversified REITs. The Index also includes companies that may be classified as Passive Foreign Investment Companies (PFICs).

WisdomTree Global ex-U.S. Utilities Index

The WisdomTree Global ex-U.S. Utilities Index is derived from the WisdomTree Global ex-U.S. Dividend Index by selecting one hundred largest dividend-paying companies ranked by market capitalization from the developed and emerging markets outside of the United States that are in the Utilities sector. Companies are weighted in the Index based on dividend yields.

For purposes of both selection and weighting the following definitions would apply: Gross Cash Dividends are based on dividends paid over latest annual cycle as determined by the ex-date of the dividends. In the case of Australia, gross dividends do not reflect the franking credit for Australian investors. The currency rate used to translate the dividends to U.S. dollars is the exchange rate on the screening date. Shares outstanding for the total dividend calculation are based on the shares outstanding at the time of each dividend payment.

Liquidity and market cap screens are based on the shares outstanding of the security in question for each company.

2.2.	Base Date and Base Value

The WisdomTree Global Dividend Index and the WisdomTree Global ex- U.S. Dividend Index were established with a base value of 300 on June 30, 2008. The WisdomTree Global High Dividend Index was established with a base value of 200 on November 30, 2007.

The WisdomTree Asia Pacific ex-Japan Index, the WisdomTree Global Natural Resources Index, the WisdomTree Commodity Country Equity Index, the WisdomTree Global ex-U.S. Real Estate Index and the WisdomTree Global ex-U.S. Utilities Index were established with a base value of 200 on June 3, 2011.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Global Dividend Indexes and the WisdomTree Global ex-U.S. Dividend Index:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Global Dividend Indexes and the Global ex-U.S. Dividend Index are calculated every weekday.

If trading is suspended while one of the major exchanges is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds.

The price Indexes are calculated on an end of day basis for the WisdomTree Global Dividend Index, the WisdomTree Global ex-U.S. Dividend Index and the WisdomTree Asia Pacific ex-Japan Index.

2.4	Weighting

The Global Dividend Indexes and the WisdomTree Global ex-U.S. Dividend Index are modified capitalization-weighted Indexes that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the U.S. dollar value of the company’s market capitalization by dividend yield for that company, “The Cash Dividend Factor.”2 Thus, each component’s weight in the Index at the “Weighting Date” (defined below) reflects its share of the total Dividend Stream paid in the prior annual cycle by all the component companies in the Index in U.S. dollars. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the third Wednesday of October. New components and component weights take effect before the opening of trading on the first Monday following the third Friday of October the “Reconstitution Date.”

[2]	Special Dividends are not included in the computation of Index weights.

Components in the Global Natural Resources Index and WisdomTree Global ex-U.S. Utilities Index are weighted by trailing 12-month dividend yield at the time of the Weighting Date (i.e., a component company’s weight in the Index is equal to its trailing annual dividend yield divided by the sum of all the trailing annual dividend yields for all the component companies in the Index).

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules are applied in this order:

1)	Should any country achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

2)	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

3)	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index.

4)	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector and country weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the GICS sector classifications.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return Index require index divisor adjustments to prevent the distribution from distorting the price Index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Indexes, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. For the Global High Dividend Index, in the event a component company issues multiple classes of shares of common stock, the share class of that company with the greater liquidity, based on the average daily trading volume as described in section 2.1, would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Indexes. Other corporate actions, such as special dividends, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Global Dividend Indexes and the Global ex-U.S. Dividend Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the close of trading on the third Friday in October. No additions are made to the Global Dividend Indexes and the Global ex-U.S. Dividend Indexes between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.3 A component company that re-incorporates outside of the defined domiciles identified above is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Index until the next annual reconstitution, provided it meets all other Index inclusion requirements. Spin-off shares of publicly traded companies that are included in the same Index as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted

[3]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay a regular cash dividend and that meet all other inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the Screening Date and the reconstitution date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters for the Global Dividend Indexes and Global ex-U.S. Dividend Index

5.1.	Selection parameters for the WisdomTree Global Dividend Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the WTGDI. The component companies are assigned weights in the Index as defined in section 2.4. and annual reconstitution of the Index takes effect as defined in section 3.1.

5.2.	Selection and deletion parameters for the WisdomTree Global High Dividend Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the WTGHD. The component companies are assigned weights in the Index as defined in section 2.4. and annual reconstitution of the Index takes effect as defined in section 3.1.

5.3.	Selection parameters for the WisdomTree Global ex-U.S. Dividend Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and annual reconstitution of the Index takes effect as defined in section 3.1.

5.5	Selection parameters for the WisdomTree Asia-Pacific ex-Japan Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and annual reconstitution of the Index takes effect as defined in section 3.1.

5.6	Selection parameters for the WisdomTree Global Natural Resources Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and annual reconstitution of the Index takes effect as defined in section 3.1.

5.7	Selection parameters for the WisdomTree Commodity Country Equity Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and annual reconstitution of the Index takes effect as defined in section 3.1.

5.8	Selection parameters for the WisdomTree Global ex-US Real Estate Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and annual reconstitution of the Index takes effect as defined in section 3.1.

5.9	Selection parameters for the WisdomTree Global ex-US Utilities Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and annual reconstitution of the Index takes effect as defined in section 3.1.